September 26, 2019

Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

       Re: Alibaba Group Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed June 5, 2019
           File No. 001-36614

Dear Mr. Yong Zhang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2019

Item 4. Information on the Company
C. Organizational Structure
VIE equity holders after the VIE Structure Enhancement, page 117

1. Please tell us and consider disclosing the specific selected members of the Alibaba
      Partnership or your management referenced in footnote (1) of your page 118 organization diagram.
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Item 18. Financial Statements
Notes to Consolidated Financial Statements
4. Significant restructuring transaction, mergers and acquisitions and investments
(b) Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures"), page
F-41

2. We note that you consolidated Alibaba Pictures Group Limited ("Alibaba Pictures") in
         fiscal 2015, deconsolidated it in fiscal 2016, and consolidated it again during fiscal 2019.
         We further note that you recorded significant gains during fiscal year 2015 and 2019 related to these transactions and also recorded a significant impairment of your Alibaba
         Pictures investment during fiscal 2018. Please address the following comments related to your investment in Alibaba Pictures:

             Provide us with a complete historical narrative of your transactions involving Alibaba
             Pictures. In doing so, tell us the business purpose and intent of the transactions causing the consolidation changes. Tell us why you decided to acquire a controlling interest in Alibaba Pictures in June 2014, why you decided to relinquish control over
             Alibaba Pictures by not participating in the June 2015 financing transaction, and why you decided to participate in the March 2019 equity offering at a level that resulted in a controlling equity interest rather than merely maintaining your 49% equity interest.
             If currently known, also provide us with a forward-looking view of your investment intentions.

             Please tell us how you determined the fair value of your previously held Alibaba
             Pictures investment on the date of your March 2019 acquisition. If the amount was not entirely based on the publicly traded stock price of Alibaba Pictures, explain to us in sufficient detail the method used to determine fair value and why you believe the method employed was appropriate.

             We note that you deconsolidated Alibaba Pictures during fiscal 2016 when shares were issued to third party investors and your ownership percentage fell below 50%.
             Citing authoritative GAAP literature, explain in sufficient detail your consolidation policy, including whether you assess Alibaba Pictures for consolidation under the variable or voting interest model. Ensure you fully explain shareholder rights, board composition, and any contractual arrangements that influence control. If Alibaba
             Pictures is a voting interest entity, explain to us if you are able to unilaterally control whether or not your investment exceeds 50%.

(c) Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited
("Koubei"), page F-43

3. Please address the following comments related to your acquisitions and integration of
         Ele.me and Koubei:
 Daniel Yong Zhang
FirstName LastNameDaniel Yong Zhang
Alibaba Group Holding Ltd
Comapany 26, 2019
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             We note that during May 2018 a joint investment vehicle, owned by you and Ant
             Financial, acquired all outstanding shares of Ele.me that it did not already own, resulting in Ele.me becoming your consolidated subsidiary. Tell us your effective equity ownership percentage in Ele.me immediately after this transaction. To assist us in understanding your response, please tell us your and Ant Financial's respective ownership of this joint investment vehicle and whether your relative ownership changed over time. Also tell us how your ownership of the joint investment vehicle corresponds to the percentage of each Ele.me equity purchase that you financed and how it corresponds to your effective equity ownership percentage in Ele.me immediately following the May 2018 equity purchase.

             We note that during December 2018 you completed the integration of Ele.me and
             Koubei under a newly established holding company and that you paid cash consideration of RMB 3,196 million in connection with the integration. We note that the integration resulted in your holding an approximate 72% interest in the new holding company, the consolidation of Koubei, a material gain of RMB 21,990 million related to the revaluation of your previously held Koubei equity interest, and an increase in noncontrolling interest and APIC for the reduction of your effective equity interest in Ele.me. Citing authoritative GAAP literature, tell us in sufficient detail the guidance you followed in accounting for the integration transaction. Considering you had ceased recording your share of Koubei's losses under the equity method since your cumulative share of losses had exceeded your investment, please help us understand the practicality of recording a significant revaluation gain. In doing so, explain how you determined the consideration issued to acquire the additional Koubei interest and your retained interest were appropriately valued and how the exchange was equitable to all parties. Also tell us your effective equity interest in Koubei after the integration transaction and clarify the nature of the "non-cash consideration" listed in the purchase price table on page F-46.
5. Revenue, page F-61

4. Please refer to your tabular presentation of revenue by type on page F-62. We note that
         "Sales of goods" has increased over time as a percentage of total revenue and exceeded
         10% of your total revenues in fiscal 2019. Please tell us how you considered the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose on the face of your income statement revenues and cost of revenue related to tangible products and revenues and cost of revenue related to services.

11. Investment securities and fair value disclosure , page F-73

5. In periods where you adjust the carrying amount of an investment in privately-held
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Alibaba Group Holding Ltd
September 26, 2019
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         companies measured under the measurement alternative, such as through impairments and adjustments for observable price changes, please provide the nonrecurring fair value measurement disclosures required by ASC 820-10-50-2(a). When material, ensure you identify the specific investment subject to adjustment. If you do not believe these disclosures are required, please tell us why.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or
Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions.



FirstName LastNameDaniel Yong Zhang                        Sincerely,
Comapany NameAlibaba Group Holding Ltd
                                                           Division of
Corporation Finance
September 26, 2019 Page 4                                  Office of Consumer
Products
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